[redacted]

SECURI 05036306 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35008

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 31 2005
DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/03 (MM/DD/YY) AND ENDING 11/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Bear, Stearns & Co. Inc. and subsidiaries

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

383 Madison Avenue
(No. and Street)

New York	New York	10179
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Jeffrey M. Farber (212) 272-2000
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 11 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

BEAR, STEARNS & CO. INC. AND SUBSIDIARIES (SEC I.D. No. 8-35008)

Consolidated Statement of Financial Condition
and Unconsolidated Supplemental Schedules
and Independent Auditors' Report
and Supplemental Report on Internal Control
November 30, 2004

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Bear, Stearns & Co. Inc.:

We have audited the accompanying consolidated statement of financial condition of Bear, Stearns & Co. Inc. and subsidiaries (the "Company") as of November 30, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Bear, Stearns & Co. Inc. and subsidiaries at November 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated statement of financial condition taken as a whole. The unconsolidated supplemental schedules on pages 19, 20 and 21 are presented for purposes of additional analysis and are not a required part of the basic consolidated statement of financial condition, but are supplementary information required by regulations under the Commodity Exchange Act. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic consolidated statement of financial condition and, in our opinion, are fairly stated in all material respects when considered in relation to the basic consolidated statement of financial condition taken as a whole.

Deloitte & Touche LLP

January 26, 2005

BEAR, STEARNS & CO. INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
NOVEMBER 30, 2004
(in thousands, except share data)

ASSETS	
Cash and cash equivalents	$ 2,327,083
Cash and securities deposited with clearing organizations or segregated in compliance with federal regulations	4,170,898
Securities purchased under agreements to resell	41,150,845
Securities borrowed	70,753,053
Securities received as collateral	8,625,128
Receivables:	
Customers	26,288,971
Brokers, dealers and others	2,869,373
Interest and dividends	61,217
Financial instruments owned, at fair value:	
Pledged as collateral	23,405,772
Not pledged as collateral	13,468,166
Other assets	312,962
TOTAL ASSETS	$ 193,433,468
LIABILITIES AND STOCKHOLDER'S EQUITY	
Short-term borrowings	$ 1,904,052
Securities sold under agreements to repurchase	56,493,342
Securities loaned	11,774,851
Obligation to return securities received as collateral	8,625,128
Payables:	
Customers	73,560,374
Brokers, dealers and others	8,670,600
Parent	5,019,349
Interest and dividends	137,217
Financial instruments sold, but not yet purchased, at fair value	14,331,150
Accrued employee compensation and benefits	1,592,419
Other liabilities and accrued expenses	1,872,495
	183,980,977
Commitments and contingencies (Note 14)	
Subordinated liabilities	6,180,000
Stockholder's Equity	
Preferred stock, $1.00 par value (Adjustable Rate Cumulative Preferred Stock, Series A, $500,000 liquidation preference); 1,000 shares authorized; 300 shares issued	150,000
Adjustable Rate Cumulative Preferred Stock, Series A, held in treasury, at cost (151 shares)	(61,442)
Common stock, $1.00 par value; 1,000 shares authorized and outstanding	1
Paid-in capital	554,673
Retained earnings	2,629,259
Total Stockholder's Equity	3,272,491
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 193,433,468

See accompanying notes.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The Consolidated Statement of Financial Condition includes the accounts of Bear, Stearns & Co. Inc. and its subsidiaries (collectively the "Company"), including Bear, Stearns Securities Corp. ("Securities Corp."). The Company is a wholly owned subsidiary of The Bear Stearns Companies Inc. (the "Parent"). All material intercompany transactions and balances have been eliminated in consolidation. For purposes of this report, an "affiliate" is defined as the Parent or a direct or indirect subsidiary of the Parent.

The Company, in its capacity as a securities broker-dealer, engages in principal and agency transactions and underwriting and investment banking activities. The Company is also involved in corporate finance, mergers and acquisitions, equity and fixed-income sales and trading, private client services, securities research and futures sales and trading. The Company provides its services and products to a large and diversified group of clients including institutions, governments and individuals.

The Company, through Securities Corp., provides securities and futures clearance, customer financing, securities lending and related services. Additionally, Securities Corp. acts as a clearing broker carrying and clearing (i) customer cash and margin accounts for correspondents on either a fully disclosed or omnibus basis, (ii) the proprietary trading accounts of correspondents, and (iii) the proprietary trading accounts of professional trading firms (collectively "clearing clients"). Securities Corp. also acts as a carrying and clearing broker for customer and certain proprietary activities of its affiliates on either a fully disclosed or omnibus basis.

The Consolidated Statement of Financial Condition is prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions, including those regarding financial instrument valuations, certain accrued liabilities and the potential outcome of litigation, that affect the related amounts reported in the Consolidated Statement of Financial Condition and accompanying notes. Actual results could differ materially from these estimates.

In accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 46 (R), "*Consolidation of Variable Interest Entities*" ("FIN No. 46 (R)"), the Company also consolidates any variable interest entities ("VIEs") for which it is the primary beneficiary. See Note 6, "Consolidation of Variable Interest Entities," in the Notes to Consolidated Financial Statements for further discussion.

Financial Instruments - Proprietary securities, futures and other derivatives transactions are recorded on a trade date basis. Financial instruments owned and financial instruments sold, but not yet purchased, including contractual commitments arising pursuant to futures, forward and option contracts, interest rate swaps and other derivative contracts are recorded at fair value.

Fair value is generally based on quoted market prices. If quoted market prices are not available, or if liquidating the Company's position is reasonably expected to affect market prices, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing models. Valuation pricing models consider time value, yield curve and volatility factors, prepayment speeds, default rates, loss severity, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measurements.

Customer Transactions - Customer securities transactions are recorded on the Consolidated Statement of Financial Condition on a settlement date basis, which is generally three business days after trade date. Receivables from and payables to customers include amounts related to both cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the accompanying Consolidated Statement of Financial Condition.

Collateralized Securities Transactions - Transactions involving purchases of securities under agreements to resell ("reverse repurchase agreements") or sales of securities under agreements to repurchase ("repurchase agreements") are treated as collateralized securities transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. Reverse repurchase agreements and repurchase agreements are presented on a net-by-counterparty basis, where permitted by accounting principles generally accepted in the United States of America. It is the Company's general policy to take possession of securities with a market value in excess of the principal amount loaned plus the accrued interest thereon, in order to collateralize reverse repurchase agreements. Similarly, the Company is generally required to provide securities to counterparties in order to collateralize repurchase agreements. The Company's agreements with counterparties generally contain contractual provisions allowing for additional collateral to be obtained or excess collateral returned. It is the Company's policy to value collateral and to obtain additional collateral, or to retrieve excess collateral from counterparties, when deemed appropriate.

Securities borrowed and securities loaned are recorded based upon the amount of cash collateral advanced or received. Securities borrowed transactions facilitate the settlement process and require the Company to deposit cash, letters of credit or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral. The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of the market value of the applicable securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned, with excess collateral retrieved or additional collateral obtained, when deemed appropriate.

Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - The Company follows Statement of Financial Accounting Standards ("SFAS") No. 140, *"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a Replacement of FASB Statement No. 125,"* ("SFAS No. 140") to account for securitizations and other transfers of financial assets and collateral. SFAS No. 140 establishes accounting and reporting standards with a financial-components approach that focuses on control. Under this approach, financial assets or liabilities are recognized when control is established and derecognized when control has been surrendered or the liability has been extinguished. In addition, specific implementation guidelines have been established to further distinguish transfers of financial assets that are sales from transfers that are secured borrowings.

Investment Banking and Advisory Services - Underwriting revenues, including those from affiliates, and fees for merger and acquisition advisory services are accrued when services for the transactions are substantially completed. Underwriting revenues are presented net of related expenses. Transaction expenses are deferred until the related revenue is recognized.

Translation of Foreign Currencies - Assets and liabilities denominated in foreign currencies are translated at fiscal year-end rates of exchange.

Income Taxes - The Company is included in the consolidated federal income tax return of the Parent. Pursuant to an agreement with the Parent which allows for current treatment of all temporary differences, primarily deferred compensation and unrealized gains or losses, the Company treats such differences as currently deductible and includes the tax effect on such differences in the intercompany payable to the Parent.

Cash and Cash Equivalents - The Company has defined cash equivalents as liquid investments not held for sale in the ordinary course of business with original maturities of three months or less. Cash and cash equivalents include approximately $1.9 billion invested in money market funds as of November 30, 2004.

Stock-Based Compensation - Certain employees of the Company participate in the stock-based compensation plans of the Parent. Commencing with all options granted after November 30, 2002, the Parent generally expenses the fair value of stock granted to employees in the year the award is granted.

Accounting and Reporting Developments - In December 2003, the FASB issued FIN No. 46 (R), *"Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51,"* a replacement of FASB Interpretation No. 46 ("FIN No. 46"). FIN No. 46 (R) provides guidance on the consolidation of certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. Such entities are referred to as variable interest entities. FIN No. 46 (R) requires VIEs to be consolidated by the primary beneficiary. FIN No. 46 (R) also provides technical corrections and addresses certain implementation issues. The Company has fully adopted FIN No. 46 (R) during fiscal 2004 and has consolidated those variable interest entities in which the Company is the primary beneficiary. The adoption of FIN No. 46 (R) did not have a material effect on the Company's Consolidated Statement of Financial Condition.

In December 2004, the FASB issued SFAS No. 123 (R), *"Share-Based Payment,"* ("SFAS No. 123 (R)"). SFAS No. 123 (R) is a revision of FASB Statement No. 123, *"Accounting for Stock-Based Compensation"*. This statement supersedes Accounting Principles Board ("APB") Opinion No. 25, *"Accounting for Stock Issued to Employees"* and amends FASB Statement No. 95, *"Statement of Cash Flows."* SFAS No. 123 (R) eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25 and requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements using a fair-value-based method. SFAS No. 123 (R) is effective for public companies as of the beginning of the first interim period that begins after June 15, 2005. The impact of SFAS No. 123 (R) on the Company's Consolidated Statement of Financial Condition is currently being evaluated.

In June 2004, the Securities and Exchange Commission ("SEC") promulgated a new rule for "Alternative Net Capital Requirements for Broker-Dealers That Are Part of Consolidated Supervised Entities" (Rule 34-49830) which allows investment banks to voluntarily submit to be regulated by the SEC on a global consolidated basis. This regulation (referred to as CSE) was in response to what is known as the "Financial Conglomerates Directive" (2002/87/EC) of the European Parliament which served to compel globally active institutions doing business in Europe to be regulated on a global consolidated basis. The Parent anticipates applying to the SEC during 2005 to be regulated under this new CSE regime. The new framework will be a notable change in the regulation of the Parent and Bear, Stearns & Co. Inc. While the Parent and Bear, Stearns & Co. Inc. are confident that their

control environments are satisfactory to meet the requirements of the SEC, it cannot be determined at this time what will be the ultimate impact on their operations as a result of this regulatory change.

2. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value. Assets which are recorded at contracted amounts approximating fair value consist largely of short-term secured receivables, including reverse repurchase agreements, securities borrowed, customer receivables and certain other receivables. Similarly, the Company's short-term liabilities such as bank loans, repurchase agreements, securities loaned, customer payables and certain other payables are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and/or short-term maturities, in many cases overnight, and accordingly, their fair values are not materially affected by changes in interest rates.

The Company's subordinated liabilities are recorded at contracted amounts approximating fair value. These subordination agreements have a floating rate of interest which approximated market rates of interest available to the Company at November 30, 2004.

3. FINANCIAL INSTRUMENTS

Financial instruments owned and financial instruments sold, but not yet purchased, consist of the Company's proprietary trading inventories, at fair value, as follows:

	Financial instruments owned	Financial instruments sold, but not yet purchased
	(in thousands)	
Mortgages and other mortgage-backed securities	$ 16,214,987	$ 428,717
United States government and agency	5,603,009	8,254,814
Corporate debt	5,865,791	2,613,786
Corporate equity	7,618,673	1,886,219
Convertible debt	527,013	14,463
Derivative financial instruments	407,488	765,918
State and municipal	283,373	21,387
Other sovereign governments	353,604	345,846
	$ 36,873,938	$ 14,331,150

As of November 30, 2004, all financial instruments owned which were pledged to counterparties where the counterparty has the right, by contract or custom, to rehypothecate those securities are classified as financial instruments owned, pledged as collateral, in the accompanying Consolidated Statement of Financial Condition.

Financial instruments sold, but not yet purchased, represent obligations of the Company to purchase the specified financial instrument at the current market price. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to purchase financial instruments sold, but not yet purchased, may exceed the amount recognized in the Consolidated Statement of Financial Condition.

4. SHORT-TERM FINANCING

The Company meets its financing needs by borrowing from the Parent and affiliates, obtaining bank loans and entering into repurchase and master-note agreements. Borrowings from the Parent, affiliates and bank loans are generally made on an unsecured basis. Repurchase and master-note agreements are collateralized principally by United States government and agency securities. Interest rates on such borrowings are generally negotiated at the time of the transactions and reflect market interest rates.

Bear, Stearns & Co. Inc., along with the Parent and certain affiliates, including Securities Corp., have in place a committed revolving credit facility ("Facility") totaling $3.4 billion, which permits borrowing on a secured basis by Bear, Stearns & Co. Inc., Securities Corp., Bear Stearns International, Ltd. and certain other affiliates. Secured borrowings can be collateralized by both investment-grade and non-investment-grade financial instruments as the Facility provides for defined margin levels on a wide range of financial instruments eligible to be pledged. The Facility terminates in February 2005, with all loans outstanding at that date payable no later than February 2006. The Company currently expects to renew such Facility upon expiration. There were no borrowings outstanding under the Facility at November 30, 2004.

At November 30, 2004, Securities Corp. had a $350 million committed revolving credit facility ("Pan Asian Facility"), which permits borrowing on a secured basis collateralized by foreign securities at pre-specified advance rates. In December 2004, the Pan Asian Facility was renewed at a $350 million committed level with substantially the same terms. The Pan Asian Facility, as renewed, terminates in December 2005 with all loans outstanding at that date payable no later than December 2006. There were no borrowings outstanding under the Pan Asian Facility at November 30, 2004.

The Company entered into a committed revolving credit facility agreement (the "Credit Agreement") to borrow up to $100 million to support liquidity needs. The Credit Agreement expires in June 2005, with all loans outstanding at that date payable no later than June 2006, and includes an option to renew the agreement upon expiration. There were no borrowings outstanding under the Credit Agreement at November 30, 2004.

The committed revolving credit facilities mentioned above contain various financial covenants, including the maintenance of specified levels of stockholders' equity of the Parent and maintenance of a minimum level of net capital of Securities Corp., as defined in the Uniform Net Capital Rule 15c3-1 (the "Net Capital Rule") under the Securities Exchange Act of 1934. At November 30, 2004, the Parent and the Securities Corp. were in compliance with all such financial covenants.

5. TRANSFERS OF FINANCIAL ASSETS AND LIABILITIES

Collateralized Financing Transactions

The Company enters into secured borrowing or lending agreements to obtain collateral necessary to effect settlements, finance inventory positions, meet customer needs or re-lend as part of its dealer operations.

The Company receives collateral under reverse repurchase transactions, securities borrowed transactions, derivative transactions, customer margin loans and other secured money lending activities. In such instances, the Company is generally permitted to rehypothecate such securities.

At November 30, 2004, the Company had received securities pledged as collateral that can be repledged, delivered or otherwise used with a fair value of approximately $285.2 billion. This collateral was generally obtained under reverse repurchase, securities borrowed or margin lending agreements. Of these securities received as collateral, securities with a fair value of approximately $189.3 billion were delivered or repledged, generally as collateral under repurchase or securities lending agreements or to cover short sales.

In relation to non-cash loan versus pledge securities transactions, the Company recorded collateral received and a related obligation to return this collateral of approximately $8.6 billion at November 30, 2004.

Securitizations

The Company, as part of its business, securitizes financial assets. In connection with these securitization activities, the Company may retain interests in these securitized assets in the form of senior or subordinated securities or as residual interests. Retained interests in securitized assets approximated $2.7 billion at November 30, 2004 and are included in financial instruments owned, at fair value. Consistent with the valuation of similar inventory, fair value is determined based upon broker-dealer price quotations and internal valuation pricing models that utilize variables such as yield curves, prepayment speeds, default rates, loss severity, interest rate volatilities and spreads. The assumptions used for the pricing variables are primarily based on observable transactions in similar securities and are often further verified by external pricing sources, when available. During the year ended November 30, 2004, the Company securitized approximately $33.3 billion of financial assets.

The models employed in the valuation of retained interest used discount rates that are based on the swap curve plus a spread. These models also consider prepayment speeds, as well as credit losses. Credit losses are considered through option-adjusted spreads that also utilize additional factors such as liquidity and optionality.

The following are the key assumptions used in determining the fair value of these retained interests as of November 30, 2004:

Weighted average life (years)	6.1
Prepayment speed (annual rate)	7% to 40%
Credit losses	0.37%

Points on the swap curve at November 30, 2004 ranged from 2.41% to 5.51%. The key points identified are the two year and the 10 year swap rates which were 3.40% and 4.77%, respectively, at November 30, 2004.

The following hypothetical sensitivity analysis, as of November 30, 2004, illustrates the potential change in fair value of these retained interests due to a specified change in the key valuation assumptions:

	Change in Fair Value (in millions)
Yield curve/interest rates	
Impact of 50 basis point adverse change	$ (43.7)
Impact of 100 basis point adverse change	(93.4)
Prepayment speed	
Impact of 10% adverse change	(0.3)
Impact of 20% adverse change	(0.4)
Credit losses	
Impact of 10% adverse change	(3.6)
Impact of 20% adverse change	(7.2)

Prepayment speeds were changed independently of other variables. The sensitivity analysis of yield curve/interest rates considers the effects of other variables, including prepayments. Changes in fair value based on 10% adverse variation in assumptions generally cannot be extrapolated because the relationship of the change in assumptions to the change in fair value is not usually linear. This table should be viewed with caution as it does not consider the change in fair value of hedging positions which would generally offset the changes detailed in the table, nor does it consider any corrective action that the Company may take in response to changes in these conditions. The impact of hedges is not presented because hedging positions are established on a portfolio level and allocating the impact would not be practicable.

Cash flows from securitization trusts related to securitization transactions during the fiscal year end November 30, 2004 were $759.8 million. These cash flows were substantially all interest and repayment of principal on retained interests.

6. CONSOLIDATION OF VARIABLE INTEREST ENTITIES

The Company regularly creates or transacts with entities that may be VIEs. These entities are an essential part of its securitization, asset management and structured finance businesses. In addition, the Company purchases and sells instruments that may be variable interests.

In December 2003, the FASB issued FIN No. 46 (R), a revision of FIN No. 46, to address certain technical corrections and implementation issues that have arisen. In fiscal 2004, the Company adopted FIN No. 46 (R) for its variable interests. For these variable interests, the Company has consolidated those VIEs in which the Company is the primary beneficiary. The adoption of FIN No. 46 and FIN No. 46 (R) did not have a material effect on the Company's Consolidated Statement of Financial Condition.

The Company may perform various functions including being the transferor, seller, investor, structurer or underwriter in securitization transactions. These transactions typically involve entities that are considered to be QSPEs as defined in SFAS No. 140. Under FIN No. 46 (R), these QSPE entities are generally exempt from the requirements of FIN No. 46 (R). For securitization vehicles that do not qualify as QSPEs, the holders of the beneficial interest have no recourse to the Company, only to the

assets held by the related VIE. In certain of these VIEs, the Company is the primary beneficiary often through its ownership of certain beneficial interests and is therefore required to consolidate the assets and liabilities of the VIE.

The Company also acts as an underwriter in collateralized debt obligations transactions. In these transactions, the Company may retain certain trust certificates. Additionally, the Company may also purchase trust certificates in the secondary market. In certain of these transactions, these interests result in the Company becoming the primary beneficiary of these entities. The holders of the trust certificates have recourse only to the underlying assets of the trusts and not to other assets of the Company.

Assets held by VIEs, which are currently consolidated because the Company is the primary beneficiary, approximated $1.4 billion as of November 30, 2004 and are included in financial instruments owned, at fair value and in other liabilities and accrued expenses on the Statement of Financial Condition. The Company's maximum exposure to a loss as a result of its relationship with these VIEs is approximately $54.8 million, which represents the fair value of its interests and is reflected in the Consolidated Statement of Financial Condition.

The Company also owns significant variable interests in several VIEs related to collateralized debt obligations or asset securitizations for which the Company is not the primary beneficiary and therefore does not consolidate these entities. In aggregate, these VIEs have assets approximating $5.8 billion. The Company's maximum exposure to loss from these entities approximates $35.5 million, which represents the fair value of its interest and is reflected in the Consolidated Statement of Financial Condition.

The Company purchases and sells interests in entities that may be deemed to be VIEs in its market-making capacity in the ordinary course of business. As a result of these activities, it is reasonably possible that such entities may be consolidated and deconsolidated at various points in time. Therefore, the Company's variable interests included above may not be held by the Company in future periods.

7. INCOME TAXES

Pursuant to an agreement with the Parent which allows for current treatment of all temporary differences, primarily deferred compensation and unrealized gains or losses, the Company treats such differences as currently deductible and includes the tax effect on such differences in the payable to the Parent. In the absence of such an agreement, the Company would have reported a cumulative deferred tax asset of approximately $1.5 billion at November 30, 2004.

8. SUBORDINATED LIABILITIES

The subordinated loan agreements with the Parent at November 30, 2004, consisted of subordinated notes under revolving credit and other subordination agreements maturing in fiscal 2005 though 2010. At November 30, 2004, the total facility available under these agreements was approximately $8.05 billion. Maturities of amounts drawn at November 30, 2004, are as follows:

Fiscal Year	Amount (in thousands)
2005	$ 600,000
2006	2,550,000
2007	2,270,000
2008	760,000
Total	$ 6,180,000

Of the total facility and amount drawn, $3.7 billion and $3.2 billion, respectively, relate to Securities Corp. At November 30, 2004, Bear, Stearns & Co. Inc.'s and Securities Corp.'s outstanding subordinated liabilities are available to Bear, Stearns & Co. Inc. and Securities Corp., respectively, in computing their net capital pursuant to the Net Capital Rule. To the extent that the outstanding subordinated liabilities are required for Bear, Stearns & Co. Inc.'s and Securities Corp.'s continued compliance with their net capital requirements, the subordinated liabilities may not be repaid.

The Company's subordinated revolving credit and other subordination agreements require payment of interest at floating rates related to the London Interbank Offered Rate. For the year ended November 30, 2004, the weighted average interest rate on the Company's subordinated liabilities was approximately 1.88% and the related interest expense was approximately $86.8 million. At November 30, 2004, various interest rates were in effect ranging from 2.09% to 3.10%.

9. REGULATORY REQUIREMENTS

Bear, Stearns & Co. Inc. is a registered broker-dealer and futures commission merchant. In accordance with the Uniform Net Capital Rule, Bear, Stearns & Co. Inc. is required to maintain minimum net capital. Bear, Stearns & Co. Inc. has elected to use the alternative method, permitted by the rule, which requires that it maintain minimum net capital, as defined, equal to the greater of $1,000,000 or 2 % of aggregate debit balances arising from customer transactions, as defined. Bear, Stearns & Co. Inc. is also subject to the Commodity Futures Trading Commission's ("CFTC") minimum financial requirements which require the maintenance of net capital, as defined, equal to 8% of customer risk maintenance margin requirements plus 4% of non-customer risk maintenance margin requirements, all as defined in the capital rules of the CFTC.

At November 30, 2004, Bear, Stearns & Co. Inc.'s net capital of approximately $1.8 billion exceeded the minimum regulatory net capital requirement of approximately $78.1 million by approximately $1.7 billion. Included in the computation of net capital of Bear, Stearns & Co. Inc. is excess net capital of flow-through subsidiaries of $520.4 million primarily from Securities Corp.

10. EMPLOYEE BENEFIT AND STOCK COMPENSATION PLANS

Certain employees of the Company participate in the Parent's employee benefit and stock compensation plans. These plans include a qualified non-contributory profit sharing plan covering substantially all employees, a nonqualified defined contribution retirement plan covering substantially all account executives and equity-based compensation plans which provide for grants of restricted stock units and stock options of the Parent.

11. PREFERRED STOCK

The Company's Adjustable Rate Cumulative Preferred Stock, Series A (the "Preferred Stock"), owned by the Parent, has a liquidation preference of $500,000 per share and is entitled to dividends, on a cumulative basis, at a rate equal to 135 basis points below the highest of the Treasury Bill Rate, the Ten Year Constant Maturity Rate or the Thirty Year Constant Maturity Rate, as defined. However, the dividend rate for any dividend period may not be less than 5.50% per annum, nor greater than 11.00% per annum. During the year, the dividend rate on the Preferred Stock was 5.50%.

The Company may redeem the Preferred Stock either in whole or part at a redemption price of $500,000 per share plus accumulated and unpaid dividends.

12. MARKET AND CREDIT RISK

The Company, in its capacity as a dealer in over-the-counter derivative financial instruments and in connection with its proprietary market-making and trading activities, enters into transactions in a variety of cash and derivative financial instruments in order to manage its exposure to market and credit risk, which includes interest rate, exchange rate, equity price and commodity price risk. A derivative is a financial contract whose value is based on underlying reference interest rates, currencies, commodities, market indices or securities. This includes futures, forward, swap or option contracts, as well as caps, floors and collars. Generally, these financial instruments represent future commitments or rights to exchange interest payment streams or currencies or to purchase or to sell other securities at specific terms at specified future dates. Option contracts generally provide the holder with the right, but not the obligation, to purchase or sell a financial instrument at a specific price on or before an established date or dates. These financial instruments may result in market and credit risk in excess of amounts recorded in the Consolidated Statement of Financial Condition.

Market Risk

Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the level or volatility of interest rates, foreign currency exchange rates or market values of the underlying financial instruments may result in changes in the value of the financial instrument in excess of the amounts currently reflected in the Consolidated Statement of Financial Condition. The Company's exposure to market risk is influenced by a number of factors, including the relationships among and between financial instruments with off-balance-sheet risk, the Company's proprietary securities, and futures and derivatives inventories, as well as the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to control its exposure to market risk through the use of hedging strategies and various statistical monitoring techniques.

Credit Risk

Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure, at any point in time, to credit risk associated with counterparty nonperformance is generally limited to the net replacement cost of over-the-counter contracts, net of the value of collateral held. Such financial instruments are reported at fair value on a net-by-counterparty basis pursuant to enforceable netting agreements. Exchange traded financial instruments, such as futures and options, generally do not give rise to significant unsecured counterparty exposure due to the firm's margin requirements, which may be greater than those prescribed by the individual exchanges. Options written generally do not give rise to counterparty credit risk since they obligate the Company (not its counterparty) to perform.

The Company has an established credit approval process in which professionals independent of the business units assess creditworthiness and set or recommend to the appropriate committee limits and terms for transactions with individual counterparties described in the discussion of market and credit risk within these notes to the Consolidated Statement of Financial Condition.

Concentration Risk

The Company is subject to concentration risk by holding large positions or committing to hold large positions in certain types of securities, securities of a single issuer, including governments, issuers located in a particular country or geographic area or issuers engaged in a particular industry. Positions taken and commitments made by the Company, including underwritings, often involve substantial amounts and significant exposure to individual issuers and businesses, including non-investment grade issuers. At November 30, 2004, the Company's most significant concentrations are related to U.S. government and agency inventory positions, including those of Federal National Mortgage Association ("Fannie Mae") and Federal Home Loan Mortgage Corporation ("Freddie Mac"). In addition, substantially all of the collateral held by the Company for reverse repurchase agreements consists of securities issued by the U.S. government and agencies. The Company seeks to limit concentration risk through the use of systems and procedures described in the discussion of market and credit risk within these notes to the Consolidated Statement of Financial Condition.

13. CUSTOMER ACTIVITIES

Customer Credit Risks

The Company's clearance activities for both clearing clients and customers, including affiliates, (collectively "customers"), involve the execution, settlement and financing of customers' securities and futures transactions. Customers' securities activities are transacted on either a cash or margin basis, while customers' futures transactions are generally transacted on a margin basis subject to exchange regulations.

In connection with the customer clearance activities, the Company executes and clears customers' transactions involving the sale of securities short ("short sales"), entering into futures transactions and the writing of option contracts. Short sales require the Company to borrow securities to settle customer short sale transactions and as such, these transactions may expose the Company to losses if customers are unable to fulfill their contractual obligations and customers' collateral balances are insufficient to fully cover their losses. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations.

The Company seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and, pursuant to such guidelines, may require customers to deposit additional cash or collateral, or to reduce positions, when deemed necessary. The Company also establishes credit limits for customers engaged in futures activities and monitors credit compliance. Additionally, with respect to the Company's correspondent clearing activities, introducing correspondent firms generally guarantee the contractual obligations of their customers. Further, the Company seeks to reduce credit risk by entering into netting agreements with customers, which permit receivables and payables with such customers to be offset in the event of a customer default.

In connection with the Company's customer financing and securities settlement activities, the Company may pledge customers' securities as collateral to satisfy the Company's exchange margin deposit requirements or to support its various secured financing sources such as bank loans, securities loaned and repurchase agreements. In the event counterparties are unable to meet their contractual obligations to return customers' securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices to satisfy its obligations to customers. The Company seeks to control this risk by monitoring the market value of securities pledged and by requiring adjustments of collateral levels in the event of excess exposure. Moreover, the Company establishes credit limits for such activities and monitors credit compliance.

Concentrations of Credit Risks

The Company is engaged in providing securities processing services to a diverse group of individuals and institutional investors, including affiliates. A substantial portion of the Company's transactions are collateralized and are executed with, or made on behalf of, institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds, hedge funds and other financial institutions. The Company's exposure to credit risk, associated with the nonperformance of customers in fulfilling their contractual obligations pursuant to securities and futures transactions can be directly affected by volatile or illiquid trading markets which may impair customers' ability to satisfy their obligations to the Company. The Company attempts to minimize credit risk associated with these activities by monitoring customers' credit exposure and collateral values and,, when deemed necessary, requiring additional collateral to be deposited with the Company.

A significant portion of the Company's securities processing activities includes clearing transactions for hedge funds, brokers and dealers, market makers and other professional traders, including affiliates. Due to the nature of their operations, which may include significant levels of credit extension such as leveraged purchases, short selling and option writing, the Company may have significant credit exposure should these customers be unable to meet their commitments. In addition, the Company may be subject to concentration risk through providing margin to these customers holding large positions in certain types of securities, securities of a single issuer, including sovereign governments, issuers located in a particular country or geographic area or issuers engaged in a particular industry, where the Company receives such large positions as collateral. The Company seeks to control these risks by monitoring margin collateral levels for compliance with both regulatory and internal guidelines. Additional collateral is obtained when necessary. To further control these risks, the Company has developed computerized risk control systems which analyze customers' sensitivity to major market movements. The Company will require customers to deposit additional margin collateral or reduce positions if it is determined that customers' activities may be subject to above-normal market risk.

The Company acts as a clearing broker for substantially all of the customer and proprietary securities and futures activities of its affiliates on either a fully disclosed or omnibus basis. Such activities are conducted on either a cash or margin basis. The Company requires its affiliates to maintain margin

collateral in compliance with various regulatory guidelines. The Company monitors required margin levels and requests additional collateral when deemed appropriate.

14. COMMITMENTS AND CONTINGENCIES

Leases - The Company occupies office space under leases which expire at various dates through fiscal 2020, as well as utilizes office space under an arrangement with its affiliates. At November 30, 2004, the future minimum aggregate annual rentals payable under noncancelable signed leases (net of subleases aggregating $6.2 million) for which the Company is a party, are as follows:

Fiscal Year	Amount (in thousands)
2005	$ 14,732
2006	21,054
2007	21,352
2008	22,864
2009	20,001
Aggregate amount thereafter	77,597
Total	$ 177,600

The various leases contain provisions for periodic escalations. In addition to these direct leases quantified in the table above, the Company has entered into an agreement with its Parent and other affiliates whereby the cost of space utilized by the Company is allocated to it. This agreement excludes office space relating to the Parent's arrangement with respect to the 383 Madison Avenue, New York City location. See Note 16 "Related Party Activities" for further discussion.

Letters of Credit and Securities Borrowed - At November 30, 2004, the Company was contingently liable for letters of credit of $3.1 billion, of which $1.9 billion were unsecured. Letters of credit approximating $2.8 billion were used as collateral for securities borrowed with a market value of $2.9 billion and the remaining letters of credit were used primarily for satisfying margin deposits at option and futures exchanges.

Litigation - Bear, Stearns & Co. Inc. and/or affiliates have received requests for information and subpoenas from a number of federal and state agencies seeking information in connection with mutual fund trading investigations, including the United States Attorney's Office for the Southern District of New York, the SEC, the CFTC, the National Association of Securities Dealers, Inc., The New York Stock Exchange, the Office of the New York Attorney General, and the Office of the New Jersey Attorney General. With respect to the investigation by the SEC, Bear, Stearns & Co. Inc. and Securities Corp. have received a notice that the staff of the SEC is considering recommending that the SEC bring a civil injunctive action and/or issue an administrative cease and desist order against them. Such action could result in, among other things, disgorgement, civil monetary penalties, and/or other remedial sanctions. Bear, Stearns & Co. Inc. and Securities Corp. are cooperating fully with all regulatory and law enforcement agencies in connection with these matters.

In the normal course of business, the Company has been named as a defendant in various lawsuits that involve claims for substantial amounts. Also, the Company is involved from time to time in investigations and proceedings by governmental agencies and self-regulatory organizations.

Although the ultimate outcome of the various matters cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of the foregoing matters will not have a material adverse effect on the financial condition of the Company, taken as a whole; such resolution may, however, have a material effect on the operating results in any future period, depending on the level of income for such period.

Other Commitments - At November 30, 2004, the Company had other commitments of approximately $588.8 million, including commitments to purchase new issues of securities for underwriting activities aggregating $418.2 million and a collateralized lending commitment of $112 million.

15. GUARANTEES

In the ordinary course of business, the Company issues various guarantees to counterparties in connection with certain derivative and other transactions. On February 28, 2003, the Company adopted the new disclosure requirements for guarantees in accordance with FASB Interpretation No. 45, *"Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"* ("FIN No. 45"). On January 1, 2003, the Company adopted the recognition requirements of FIN No. 45, requiring the Company to recognize a liability at the inception of certain guarantees for obligations it has undertaken in issuing the guarantees.

The guarantees covered by FIN No. 45 include contracts that contingently require the guarantor to make payments to the guaranteed party based on changes related to an asset, a liability or an equity security of the guaranteed party, contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement and indirect guarantees of the indebtedness of others, even though the payment to the guaranteed party may not be based on changes to an asset, liability or equity security of the guaranteed party. In addition, FIN No. 45 covers certain indemnification agreements that contingently require the guarantor to make payments to the indemnified party, such as an adverse judgment in a lawsuit or the imposition of additional taxes due to either a change in the tax law or an adverse interpretation of the tax law.

The following table sets forth the maximum notional amounts per period associated with the Company's guarantees of derivative contracts (notional amount in billions) as of November 30, 2004:

	Less Than One Year	One to Three Years	Three to Five Years	Greater than Five Years	Total
Derivative contracts	$ 9.2	$ 0.2	$ 0.2	$ 0.4	$ 10.0

Derivative Contracts

The Company's dealer activities cause it to make markets and trade a variety of derivative instruments. Certain derivative contracts that the Company has entered into meet the accounting definition of a guarantee under FIN No. 45. Derivatives that meet the FIN No. 45 definition of guarantees include certain written call and put options, swaptions, as well as floors, caps and collars. Since the Company does not track the counterparties' purpose for entering into a derivative contract, it has disclosed derivative contracts that are likely to be used to protect against a change in an underlying financial instrument, regardless of their actual use.

On certain of these contracts, such as written interest rate caps and floors and foreign currency options, the maximum payout cannot be quantified since the increase in interest rates and foreign exchange rates is not contractually limited by the terms of the contracts. As such, the Company has disclosed notional amounts as a measure of the extent of its involvement in these classes of derivatives rather than maximum payout. Notional amounts do not represent the maximum payout and generally overstate the Company's exposure to these contracts. These derivative contracts are recorded at fair value which approximated $59.0 million at November 30, 2004.

In connection with these activities, the Company attempts to mitigate its exposure to market risk by entering into a variety of offsetting derivative contracts and security positions.

Other Guarantees

The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is recorded in the Consolidated Statement of Financial Condition for these arrangements.

16. RELATED PARTY ACTIVITIES

Clearance and Futures Activities - At November 30, 2004, the Company's customer clearance and futures activities have resulted in net payables to affiliates of $6.6 billion included within payables to brokers, dealers and others and net receivables from affiliates of $638.5 million, included within receivables from brokers, dealers and others.

Collateralized Securities Transactions - The Company enters into reverse repurchase and repurchase transactions with affiliates. Balances at November 30, 2004 relating to such reverse repurchase transactions and repurchase transactions totaled $3.8 billion and $7.7 billion, respectively.

The Company enters into securities borrowed and securities loaned transactions with affiliates. Balances at November 30, 2004 relating to such securities borrowed and securities loaned transactions totaled $2.2 billion and $1.2 billion, respectively.

Financing Activities - In the ordinary course of business, the Company obtains a significant amount of its financing from the Parent on an unsecured basis and provides collateralized short-term financing to affiliated companies. Interest rates on financing to affiliates and from the Parent are generally based on the federal funds rate.

Financial Instruments - The Company, from time to time, makes markets in debt issued by the Parent. Included in financial instruments owned and financial instruments sold, but not yet purchased, are $406.6 million and $95.9 million, respectively, of such issuances.

Facilities and Fixed Assets - The Parent provides the Company with the use of certain facilities and fixed assets for which the Parent charges the Company a fee.

Additionally, the Parent and an affiliate are party to an agreement with respect to an office tower at 383 Madison Avenue, New York City ("383 Madison"), which was developed and built as the Parent's worldwide headquarters. The Company has an agreement, for which no costs are assigned, permitting occupancy of 383 Madison.

* * * * * *

BEAR, STEARNS & CO. INC.

UNCONSOLIDATED COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
NOVEMBER 30, 2004
(in thousands)

NET CAPITAL:		
Total stockholder's equity		$ 3,272,491
Other (deductions) or allowable credits		21,361
Subordinated liabilities		3,020,000
Total capital and allowable subordinated liabilities		6,313,852
Deductions and/or charges:		
Nonallowable assets:		
Investment in and receivables from flow-through subsidiaries	$ 1,062,687	
Securities and other investments not readily marketable	1,790,579	
Deficits on reverse repurchase agreements	72,079	
Nonallowable accounts receivable	77,539	
Prepaid expenses	58,453	
Loans and advances	26,857	
Underwriting fees receivable	42,208	
Exchange memberships	7,985	
Corporate finance fees receivable	25,727	
Investment in and receivables from non flow-through subsidiaries	124	
Other	2,499	
	3,166,737	
Flow-through benefit - certain excess net capital of flow-through subsidiaries	(520,359)	
Commodity futures contracts and spot commodities proprietary capital charges	68,001	
Other deductions	94,231	
	(358,127)	2,808,610
Net capital before haircuts on securities positions		3,505,242
Haircuts on securities:		
Contractual securities commitments	89,500	
Trading and investment securities:		
Bankers' acceptances, certificates of deposit and commercial paper	46	
U.S. and Canadian government obligations	273,290	
State and municipal government obligations	18,334	
Corporate obligations	500,230	
Stocks and warrants	179,679	
Options	136,689	
Arbitrage	430,784	
Undue concentration	-	
Other - excess shorts	79,953	1,708,505
Net capital		$ 1,796,737

(Continued)

BEAR, STEARNS & CO. INC.

UNCONSOLIDATED COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 NOVEMBER 30, 2004 (in thousands)

Net capital	$ 1,796,737
Computation of alternative net capital requirement:	
10% of overcollateralized reverse repurchase agreements	77,145
Minimum net capital requirement of Bear, Stearns & Co. Inc.	1,000
Total minimum net capital requirement	78,145
Excess net capital	$ 1,718,592

There are no material differences between the computation of net capital presented herein and that reported by Bear, Stearns & Co. Inc. in its unaudited Part II of Form X-17A-5 at November 30, 2004.

NOTES:

1. A flow-through benefit related to the excess net capital of Bear, Stearns Securities Corp. and Institutional Direct Inc., subsidiaries of Bear, Stearns & Co. Inc., has been included for purposes of the computation of net capital for brokers and dealers pursuant to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934.

2. At November 30, 2004, the difference between the unaudited unconsolidated statement of financial condition contained in Part II of Form X-17A-5 and the Consolidated Statement of Financial Condition contained herein primarily represents assets and liabilities (net of intercompany items) attributable to consolidated subsidiaries.

(Concluded)

BEAR, STEARNS & CO. INC.

UNCONSOLIDATED SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES PURSUANT TO SECTION 4d(2) UNDER THE COMMODITY EXCHANGE ACT AND UNCONSOLIDATED SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO REGULATION 30.7 UNDER THE COMMODITY EXCHANGE ACT NOVEMBER 30, 2004

As Bear, Stearns & Co. Inc. does not carry customer accounts for trading on U.S. Commodity Exchanges or Foreign Commodity Exchanges, Bear, Stearns & Co. Inc. neither computes nor segregates funds pursuant to section 4d(2) or Regulation 30.7 under the Commodity Exchange Act.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

January 26, 2005

Bear, Stearns & Co. Inc.
383 Madison Avenue
New York, New York 10179

In planning and performing our audit of the consolidated financial statements of Bear, Stearns & Co. Inc. (the "Company") for the year ended November 30, 2004 (on which we issued our report dated January 26, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16: (1) in making the periodic computation of net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3; and (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. We did not review the practices and procedures followed by the Company in making the daily computations of the segregation requirements of Section 4(d)(2) and Regulation 30.7 under the Commodity Exchange Act, as the Company does not carry any customers' regulated commodity futures, foreign futures or foreign options accounts.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the

preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2004, to meet the Commissions' objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the Commodity Futures Trading Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP